B.D.

SEC 05037320 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 MAIL PROCESSING SECTION WASH. D.C. 213

SEC FILE NUMBER
8- 52207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wrenn Associates dba Evergreen Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9611 North U.S. HIghway 1, Unit 341
(No. and Street)

Sebastian (City) Florida (State) 32958 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol H. Whitehouse, Financial Operations (772) 567-1991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA
(Name – *if individual, state last, first, middle name*)

1201 19th Place, Suite B-302 (Address) Vero Beach (City) Florida (State) 32960 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Carol H. Whitehouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Associates, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle Todd
MY COMMISSION # DD152043 EXPIRES
November 5, 2006
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public

Signature

Financial Operations
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. J. BRACKINS, CPA., PA

CERTIFIED PUBLIC ACCOUNTANTS
1201 - 19TH PLACE
BUILDING ONE , SUITE B-302
VERO BEACH, FLORIDA 32960

MEMBER
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2005

Wrenn Associates, Inc. d/b/a
Evergreen Associates
Sebastian, Florida

In planning and performing our audit of the financial statements of Evergreen Associates for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Evergreen Associates that we considered relevant to the objectives stated in Rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Wrenn Associates, Inc. d/b/a
Evergreen Associates
Page Two
February 21, 2005

Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purpose.

A.J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

E-MAIL: REESE@AJBRACKINSPA.COM
PHONE: (772) 562-6526
FAX: (772) 778-8676

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES
Sebastian, Florida

INDEPENDENT AUDITOR'S REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2004

A. J. BRACKINS, CPA., PA

CERTIFIED PUBLIC ACCOUNTANTS
1201 - 19TH PLACE
BUILDING ONE , SUITE B-302
VERO BEACH, FLORIDA 32960

MEMBER
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2005

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wrenn Associates, Inc. d/b/a
Evergreen Associates
Sebastian, Florida

We have audited the accompanying statement of financial condition of Wrenn Associates, Inc. d/b/a Evergreen Associates as of December 31, 2004, and the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wrenn Associates, Inc., d/b/a Evergreen Associates as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

E-MAIL: REESE@AJBRACKINSPA.COM
PHONE: (772) 562-6526
FAX: (772) 778-8676

WRENN ASSOCIATES, INC.
D/B/A/
EVERGREEN ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$	575
Due from clearing broker		3,758
Deposit with clearing broker		15,000
Office equipment less accumulated depreciation of $1,433		444
	$	19,777

LIABILITIES

Liabilities:		
Accounts payable - trade	$	0
Total liabilities	$	0

STOCKHOLDER'S EQUITY

Capital stock		113,348
Accumulated deficit		(93,571)
Total stockholder's equity		19,777
	$	19,777

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF LOSS

Year Ended December 31, 2004

Revenue	$ 28,997
Operating expenses:	
Commission paid	4,660
Other operating expenses (including depreciation of $258)	59,065
Total operating expenses	63,725
Net loss	$ (34,728)

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2004

	Capital Stock	Accumulated Deficit	Total
Balance, December 31, 2003	$ 75,600	$ (58,843)	$ 16,757
Capital contributed, year ended December 31, 2004	37,748	0	37,748
Net loss, year ended December 31, 2004	0	(34,728)	(34,728)
Balance, December 31, 2004	$ 113,348	$ (93,571)	$ 19,777

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC
D/B/A
EVERGREEN ASSOCIATES

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2004

Balance, December 31, 2003	$ 0
Balance, December 31, 2004	$ 0

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net loss	$ (34,728)
Adjustments to net loss to determine cash flows used in operating activities:	
Depreciation	258
Increase in due from clearing broker	(1,383)
Cash flows (used) in operating activities	(35,853)
Cash flows from investing activities:	
Increase in deposit with clearing broker	(4,998)
Cash flows from financing activities:	
Capital Contributed	37,748
Decrease in cash	(3,103)
Cash in bank, December 31, 2003	3,678
Cash in bank, December 31, 2004	$ 575

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies:

General:

The Company was incorporated on October 4, 1999, and was registered as a broker or dealer with the Securities and Exchange Commission on December 10, 1999, subject to approval for membership in a self-regulatory organization (a national securities exchange registered under Section 6, or a securities association registered under Section 15A of the Securities exchange Act of 1934.) Evergreen Associates was approved for membership in NASD on April 19, 2000, and was authorized to commence business operations. The Company entered into a fully disclosed correspondent clearing agreement with Sterne, Agee & Leach, Inc. in 2004, after terminating an earlier agreement with another clearing firm.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. These estimates involve judgements with respect to various items including future economic factors that are difficult to predict and are beyond the control of the Company. Therefore actual results could differ from these estimates.

Capitalization:

The Company records office equipment at cost. Depreciation is provided using the accelerated methods over the estimated useful lives of the individual assets.

Income Taxes:

The Company's shareholder elected, under provisions of the Internal Revenue Code, to be taxed as an S corporation effective with calendar year 2003. Thus, net operating losses prior to 2003 will not be available for carryover. And, income or losses beginning in 2003 will be reported on income tax returns of the shareholder.

Exemption from Rule 15c3-3:

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2) of that rule.

Note 2 - Stockholder's Equity:

The following is a reconciliation of stockholder's equity as reported in the December 31, 2004, unaudited FOCUS report and in the accompanying financial statements.

As reported in FOCUS Report	$ 19,333
Audit adjustment - net book value of equipment	$ 444
As reported in accompanying financial statements	$ 19,777

Note 3 - Net Capital Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange act of 1934, the Company is required to maintain net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The rule provides for restrictions on operations if the ratio of aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $19,333 and $5,000 respectively.

Note 4 - Clearing Fees

In connection with early termination of it's clearing agreement, the Company paid $19,045, in 2004 to it's previous clearing broker. On June 23, 2004, the Company executed an agreement with another clearing broker for an initial term of two years.

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

SCHEDULE 1–COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

Net Capital:	
Total stockholder's equity	$ 19,777
Unallowable assets	444
Net Capital	19,333
Minimum capital required - The greater of $5,000 or 6 2/3% of aggregate indebtedness	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 14,333
Aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to Net Capital	N/A
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 19,333
Net capital per computation, December 31, 2004	$ 19,333